

April 10, 2015

Eric J. Rey
President and Chief Executive Officer
Arcadia Biosciences, Inc.
202 Cousteau Place, Suite 200
Davis, CA 95618

> **Re: Arcadia Biosciences, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed April 6, 2015**
> **File No. 333-202124**

Dear Mr. Rey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 52

1. We note that in this amendment you have deleted the sentence "We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months." Please disclose whether you believe that your existing cash and cash equivalents will be sufficient to meet your anticipated cash requirements for at least the next 12 months. Provide risk factor discussion as appropriate.

2. We note your disclosure on page F-17 that "As of December 31, 2014, the debt balance was $13.5 million with a maturity date of January 15, 2015. The maturity date was extended to April 15, 2015 and an additional $1.0 million was funded by VUSA, also due April 15, 2015." Please tell us the status of this debt and the anticipated effect on your

company at the April 15, 2015 maturity date. Provide risk factor discussion as appropriate.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

Cc: Karen Dempsey
       Orrick, Herrington & Sutcliffe LLP